Exhibit 99.15

DAVIES WARD PHILLIPS & VINEBERG LLP

	900 Third Avenue	Tel 212 308 8866
	24th Floor	Fax 212 308 0132
	New York NY 10022	www.dwpv.com

December 21, 2012	Abe Leitner
Dir 212 588 5508
aleitner@dwpv.com

File No.: 236871

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre

77 King Street, Suite 3100

P.O. Box 226

Toronto, ON M5K 1J3

Canada

Re:                             Registration Statement on Form 40-F
Granite REIT Inc.

Dear Sirs/Mesdames:

We hereby consent to the use and reference to our name in the registration statement on Form 40-F of Granite REIT Inc. filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended.

Yours very truly,

Davies Ward Phillips & Vineberg LLP

/s/ Davies Ward Phillips & Vineberg LLP
New York, New York
December 21, 2012